Exhibit 99.1

China Xiniya Fashion Limited Announces 2014 Spring/Summer Sales Fair Results

XIAMEN, Fujian, China, October 29, 2013 /PRNEWSWIRE/ -- China Xiniya Fashion Limited ("Xiniya" or the "Company" NYSE: XNY), a leading provider of men's business casual apparel in China, today announced that the total value of purchase orders for its 2014 Spring/Summer Collection showcased during its biannual sales fair held from September 13 through September 16, 2013 in Xiamen, China decreased by approximately 9.8% compared to the total value of purchase orders placed in the fall of 2012.

Xiniya exhibited over 1,000 new products during the week-long sales fair, including apparel, shoes, bags and accessories, to the approximately 1,000 authorized and prospective retailers and 27 distributors to select from based upon each store’s location, climate and local consumer taste. Delivery of the orders is expected to take place during the first half of 2014.

The Spring/Summer collection was designed around the common theme of “Look into the Future”. The collections vary year-to-year and are never the same as Xiniya’s product mix, style and fabrics are constantly shifting. The fabrics used in this year’s collection went through rigorous testing in order to ensure colorfastness, sweat resistance, shrinkage, resistance to tears and abrasions, moisture absorption and air permeability. One of the many collections exhibited this year was inspired by the fashion and success of K-Pop across China and the rest of Asia.

“Despite the challenging times for China’s retailers, I am proud of the progress we have made following the implementation of the long-term initiatives we have been working diligently on,” commented Mr. Qiming Xu, Xiniya’s Chairman and Chief Executive Officer. “We encouraged our authorized retailers to remain cautious and conservative when placing their orders this year to ensure their long-term profitability and sustainability. Unlike previous sales fairs over the past two years, we maintained our recommended retail price levels as we believe the support we are providing our distributors to overcome the short-term difficulties have already taken hold and have given them the momentum needed to move forward confidently. Our retail network is vital to our long-term success, and Xiniya’s support through initiatives such as extending credit terms, increasing sales rebates, subsidizing shop racks and providing training to sales staff, will aid in enhancing our brand equity and put both our retail network and the Company on a solid footing once the industry begins to turnaround. We have maintained our flexibility and are confident that our balance sheet, strong cash position, and strategy to expand our retail network and increase brand recognition have adequately prepared us for the future.”

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About China Xiniya Fashion Limited

Xiniya is a leading provider of men's business casual apparel in China. The Company designs and manufactures men's business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distribution network that includes 27 distributors. Its products are sold to consumers at over 1,600 authorized retail outlets owned and managed by third parties located in 21 provinces, five autonomous regions, and four municipalities in China. This retail network focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men's apparel brands do not have a significant presence. The Company's target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company's website at http://www.xiniya.com.

For more information, please contact:

China Xiniya Fashion Limited

Mr. Chee Jiong Ng
Chief Financial Officer
Mobile +86 136 5593 9932 in China
ngcheejiong@xiniya.com

Christensen
Ms. Linda Bergkamp
Phone: +1-480-614-3004 in U.S.A.
Email: lbergkamp@ChristensenIR.com

Mr. Christian Arnell
Telephone +86 10 5826 4939 in Beijing
carnell@christensenir.com